Exhibit 99.1

On October 13, 2020, Sundial Growers, Inc. (“Sundial” or the “Company”) filed a resale registration statement on Form F-3 (the “registration statement”) with the U.S. Securities and Exchange Commission pursuant to the terms of the registration rights agreement, dated as of June 5, 2020, between the Company and the holder (the “selling shareholder”) of the Company’s senior secured convertible note. The registration statement registers the offer and sale by the selling shareholder of Sundial common shares issuable upon the conversion or exercise, as applicable, of the senior secured convertible note and associated warrants issued by the Company in June 2020. Sundial will not receive any proceeds from sales of common shares made pursuant to the registration statement.

The registration statement for the resale of common shares has not yet become effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the Registration Statement becomes effective. This statement shall not constitute an offer to sell or a solicitation of an offer to buy the securities, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any offer of the securities will be solely by means of the prospectus included in the registration statement.

1